

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2011

<u>Via E-mail</u>
Mr. Edward Suydam
President and Chief Financial Officer
Nano Mask, Inc.
50 West Liberty Street, Suite 880
Reno, Nevada 89501

     RE: **Nano Mask, Inc.**
              Form 8-K dated October 3, 2011
              Filed October 4, 2011
              Form 8-K/A dated October 14, 2011
              Filed October 14, 2011
              File No. 000-27421

Dear Mr. Suydam:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Jeffrey Jaramillo

                    Jeffrey Jaramillo
                    Accounting Branch Chief